

September 25, 2013

<u>Via E-mail</u>
Peter M. Carlson
Executive Vice President
Metropolitan Life Insurance Company
200 Park Avenue
New York, New York 10166

**Re:   Metropolitan Life Insurance Company**
**Registration Statement on Form 10-12G**
**Filed August 28, 2013**
**File No. 000-55029**

Dear Mr. Carlson:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you provide a risk factor on page 41 regarding the potential material effects of a downgrade of your financial strength ratings and a discussion in the "Liquidity and Capital Resources" section under the subsection "Capital" discussing the existence of rating agencies assigning insurer financial strength ratings. However, you do not include a discussion of the actual ratings in your registration statement.  Please clarify whether the registrant or its subsidiaries have actually been rated and if so please disclose your financial strength ratings. In order to put the information in the proper context please address all rating agency ratings. Explain what such ratings are intended to measure, how the specific rating ranks in the agency's rating scheme and what the rating indicates about the registrant's or subsidiary's financial strength.

Note Regarding Forward-Looking Statements, page 3

2.  We note that since you are not yet a public company, you are not covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Please delete the reference to the Private Securities Litigation Reform Act of 1995 in this section and the section entitled "Forward-Looking Statements and Other Financial Information" on page 53.

Item 1. Business
Overview, page 6

3.  We note that revenues derived from one external customer were $2.5 billion, $2.4 billion and $2.2 billion for the years ended December 31, 2012, 2011 and 2010, respectively. Please expand your disclosure to identify the customer and the nature of the products provided to the customer. If you have an agreement with the customer, please describe the material terms of the agreement and file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Group, Voluntary & Worksite Benefits, page 9

4.  Please describe what you mean by the terms "administrative services-only ("ASO") arrangements" when you state that you also sell administrative services-only ("ASO") arrangements to some employers.

Corporate Benefit Funding, page 10

5.  Please expand your disclosure to describe the following products in the applicable subsections the first time you refer to them:

    - General account guaranteed interest contracts;
    - Separate account guaranteed interest contracts;
    - Private floating rate funding agreements;
    - General account and separate account annuity products;
    - Structured settlement annuities;
    - Funding agreements;
    - Funding agreement-backed notes; and
    - Funding agreement-backed commercial paper.

Reinsurance Activity, page 14

6.  Please define the term "captive reinsurers" the first time you use it in the third paragraph of this section.

Peter M. Carlson
Metropolitan Life Insurance Company
September 25, 2013
Page 3

Group, Voluntary & Worksite Benefits, page 15

7. We note that for policies with Group, Voluntary & Worksite Benefits, you generally retain most of the risk and only cede particular risks on certain client arrangements. Please describe the "particular" risks which you cede and what you mean when you refer to "certain" client arrangements. Also, please provide the percentage of risk which you cede.

Corporate Benefit Funding, page 15

8. Please describe under what circumstances your Corporate Benefit Funding segment has engaged in reinsurance activities and the percentage of risk that you reinsure.

Catastrophe Coverage, page 15

9. Please discuss the meaning of "retention and quota share reinsurance agreements" the first time you refer to them and clarify what you mean when you state that you also "use excess" of these agreements to provide greater diversification of risk and minimize exposure to larger risks. Also, please identify the product groups you offer that bear catastrophe risk and provide the percentage of each such product group you reinsure.

Holding Company Regulation
Insurance Regulatory Examinations, page 17

10. We note that in January 2013, MetLife, Inc. was the subject of a Supervisory College meeting which was attended by MetLife, Inc.'s key U.S. and international insurance regulators, including your key regulators. Please expand your disclosure in this section to discuss why the meeting was held and the outcome of the meeting including any material effect it may have on your business.

Item 1A. Risk Factors
Regulatory and Legal Risks
Legislative and Regulatory Activity in Health Care and Other Employee…, page 35

11. Please identify the provisions of the Health Care Act that may have the most significant impact on you as a provider of non-medical health care benefits and explain how these provisions could potentially have a negative effect on your return for these types of products. Please also identify the most significant provisions for the purchaser to the extent the provisions may affect your results.

Investment-Related Risks
Our Requirements to Pledge Collateral or Make Payments Related to Declines in…, page 38

12. Please explain the specific circumstances that would cause the amount of collateral to increase and quantify how they would increase under your outstanding agreements.

Please also discuss how Dodd-Frank may cause you to have to increase collateral amounts and whether the increase would pertain to outstanding and/or future arrangements.

Gross Unrealized Losses on Fixed Maturity and Equity Securities and…, page 38

13. Please expand the first sentence of your risk factor to disclose what percentage of your investment portfolio your fixed maturity securities represent.

Risks Related to Our Business
Metropolitan Life Insurance Company May Need to Fund Deficiencies in Its Closed…, page 41

14. Please expand your risk factor to disclose the policies that are included in the closed block. Also, please state the amount of assets and liabilities included in the block as of the latest financial statement date.

Reinsurance May Not Be Available, Affordable or Adequate to Protect Us…, page 42

15. Please describe under what circumstances the price of reinsurance for business already reinsured may increase.

General Risks
The Failure in Cyber- or Other Information Security Systems, as well as…, page 51

16. Please quantify the amount of your cyber liability insurance in the last paragraph of this risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Annual Financial Information
Industry Trends
Impact of a Sustained Low Interest Rate Environment, page 57

17. You state that you expect to be able to substantially mitigate the negative impact of a sustained low interest rate environment in the U.S. on your profitability. Please revise your disclosure to quantify the expected effects of a continued low interest rate environment on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your proposed disclosure.

Economic Capital, page 65

18. We note that your economic capital model accounts for the unique and specific nature of the risks inherent in MetLife Inc.'s and MLIC's business and that it aligns segment allocated equity with emerging standards and consistent risk principles. Please expand your disclosure to describe these "emerging standards and consistent risk principles."

Results of Operations
Consolidated Results
Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011, page 66

19. Please revise your disclosures to address the following:
   - Please break out the $142 million benefit between the amount related to DAC, the amount related to reserves and the amount related to intangibles.
   - Please identify the key assumptions that changed as a result of the global review and the factors that caused these assumptions to change.
   - For the $515 million reflected in net derivative gains (losses), please clarify where this is reflected in the table on page 68.
   - Your tables on pages 68,123 and 125 and the related discussions for the change in market and other risk factors focus on the net change. Please revise to clarify the specific factors that caused the significant fluctuation from period to period in the market and other risk factor on a gross basis. In addition, please provide a breakdown of the factors included in market and other risks. The breakdown in the bullets beginning on pages 69, 124 and 126 only appears to address the market factors.

Liquidity and Capital Resources, page 100

20. You disclose on page 17 and elsewhere in the filing that you utilize captive reinsurers to satisfy statutory reserve requirements and that you also cede variable annuity risks to a captive reinsurer. Please include additional disclosures in the liquidity and capital resources section of MD&A related to your captive reinsurers to address the following information, as applicable:

   - The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.
   - The amount of captives' obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives' obligations. Tell us the nature and amount separately for Metlife Inc. and for Metropolitan Life Insurance Company of their assets, guarantees, letters of credit or promises securing the captives' obligations.
   - The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.

- Uncertainties associated with your continued use of captive insurance subsidiaries and the reasonably likely effects on your financial position and results of operations, if you discontinue this practice.
- In addition, your disclosure on page 18 states that additional information on your use of captive reinsurers is in Note 11 of the Notes to the Consolidated Financial Statements but it does not appear that you have included information on the captive reinsurers in the notes. Please revise as needed.

Notes to Consolidated Financial Statements
19. Related Party Transactions, page 311

21. Please disclose both the direct and indirect expenses that are allocated to the company from MetLife and clarify the method that is used to allocate the expenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director